June 3, 2005


VIA USMAIL and FAX (604) 521-4911
Mail Stop 4561

Mr. Abdul Ladha
Chief Executive Officer & Chief Financial Officer
Ableauctions.Com, Inc.
1963 Lougheed Highway
Coquitlam, British Columbia Canada V3K 3T8

Re:	Ableauctions.Com, Inc.
      Form 10-KSB for the year ended 12/31/2004
      File No. 000-28179

Dear Mr. Abdul Ladha:

      We have reviewed your response letter dated May 5, 2005 and have the following additional comments. These comments should be addressed in all future filings with the Commission, if indicated. Supplementally provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements and Notes

Note 2 - Significant Accounting Policies

Marketable Securities

1. We have read your response to Comment #1.   You state, "Since
the
Company actively and frequently buys and sells marketable
securities
to realize short-term profits, the securities are classified as
trading securities."   In future filings, revise your marketable
securities disclosure to include this information.




Note 7 - Discontinued Operations

2. We have read your response to Comment #4.   You state "Over the
next two years, there will not be any revenue from ANO and the
Company will have no continuing involvement with it."   However,
within Note 7, you state "The Company sold the exclusive right to the
names of ANO and customer lists in consideration for payment of the
greater of $750 per month or 3% of gross sales per month generated from clients in the ANO client database, to a maximum of $3,000 per
month for a period of 2 years."   Clarify how this statement does
not
represent continuing involvement in accordance with paragraph
42(b)
of SFAS 144.

*  *  *  *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Wilson K. Lee, at (202) 551-3468 or me, at
(202)
551-3413 if you have questions.



						Sincerely,



Cicely Luckey
Accounting Branch Chief






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Ableauctions.Com, Inc.
June 3, 2005
Page 1